Filed pursuant to Rule 424(b)(3)

Registration No. 333-107066

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

SUPPLEMENT NO. 19 DATED OCTOBER 14, 2004

TO THE PROSPECTUS DATED NOVEMBER 26, 2003

This document supplements, and should be read in conjunction with, the Prospectus of Wells Real Estate Investment Trust II, Inc. (“REIT II”) dated November 26, 2003, as supplemented by Supplement No. 9 dated May 18, 2004, which supersedes and replaces all prior supplements to the Prospectus, and Supplement No. 17 dated August 17, 2004, which supersedes and replaces all prior supplements to the Prospectus subsequent to Supplement No. 9, and Supplement No. 18 dated September 20, 2004. Capitalized terms used in this Supplement have the same meanings as set forth in the Prospectus. The purpose of this Supplement is to disclose:

•	the status of the offering of shares in REIT II;

•	the acquisition of a four-story office building containing approximately 194,000 rentable square feet in Dublin, California; and

•	certain information regarding our indebtedness.

Status of the Offering

We commenced our initial public offering of 600 million shares of common stock on December 1, 2003. As of October 13, 2004, we had received aggregate gross offering proceeds of approximately $578.1 million from the sale of approximately 57.8 million shares in our initial public offering. After payment of approximately $11.6 million in acquisition fees, payment of approximately $55.0 million in selling commissions and dealer manager fees and $11.6 million in other organization and offering expenses, as of October 13, 2004, we had raised aggregate net offering proceeds of approximately $499.9 million.

Acquisition of the Emerald Point Building

On October 14, 2004, we purchased a four-story office building containing approximately 194,000 rentable square feet (the “Emerald Point Building”). The Emerald Point Building is located on an approximate 9.9-acre parcel of land at 5130 Hacienda Drive in Dublin, California. The purchase price of the Emerald Point Building was approximately $44.0 million, plus closing costs. The acquisition was funded with net proceeds raised from this offering and with proceeds from our $430.0 million line of credit with Bank of America, N.A. The Emerald Point Building was purchased from CSDV, Limited Partnership, which is not affiliated with us or Wells Capital, Inc. (the “Advisor”).

The Emerald Point Building, which was completed in 1999, is leased to SBC Advanced Solutions, Inc. (“SBC Advanced Solutions”) (approximately 75%) and Franklin Templeton Corporate Services, Inc. (“Franklin Templeton”) (approximately 25%).

SBC Advanced Solutions, a subsidiary of SBC Communications, Inc. (“SBC”), sells DSL transport on a wholesale basis to unaffiliated Internet service providers who use it to provide high-speed DSL Internet access services to their customers. SBC, which is traded on the New York Stock Exchange and is guarantor of the SBC Advanced Solutions lease, is a holding company whose subsidiaries, operating under the SBC brand, provide a full range of voice, data, networking, e-business, directory publishing and advertising, and related services to businesses, consumers and other telecommunications providers. SBC holds a 60 percent ownership interest in Cingular Wireless, which serves 25 million wireless customers. SBC employs approximately 167,000 people and reported a net worth, as of June 30, 2004, of approximately $39.3 billion.

Franklin Templeton is a wholly owned subsidiary of Franklin Resources, Inc. (“Franklin Resources”), a global investment organization operating as Franklin Templeton Investments. Franklin Resources, which is traded on the New York Stock Exchange and is guarantor of the Franklin Templeton lease, provides a broad range of investment advisory, investment management and related services to open-end investment companies, including their own family of retail mutual funds, institutional accounts, high net-worth families, individuals and separate accounts in the United States and internationally. Franklin Resources employs approximately 6,500 people and reported a net worth, as of June 30, 2004, of approximately $4.9 billion.

The current aggregate annual base rent for SBC Advanced Solutions and Franklin Templeton is approximately $5.7 million. The current weighted average remaining lease term for SBC Advanced Solutions and Franklin Templeton is approximately 5.5 years. SBC Advanced Solutions and Franklin Templeton have the right, at their option, to extend the initial terms of their leases for two five-year periods. SBC Advanced Solutions has the right of first offer on the fourth floor space currently occupied by Franklin Templeton. SBC Advanced Solutions has an early termination option effective August 2007 for a termination fee equal to the sum of unamortized tenant improvements and leasing commissions.

We do not intend to make significant renovations or improvements to the Emerald Point Building in the near term. We believe that the Emerald Point Building is adequately insured.

Indebtedness

Following the acquisition of the Emerald Point Building, our leverage ratio, that is, the ratio of total debt to total purchase price of real estate assets plus cash and cash equivalents, was approximately 44%. Following the acquisition, total indebtedness was $377.5 million, which consisted of the $18.0 million seller loan related to the acquisition of the 3333 Finley Road and 1501 Opus Place Buildings, $51.1 million outstanding on the assumed loan related to the acquisition of the One West Fourth Street Building and borrowings under our $430.0 million credit facility of approximately $308.4 million. Based on the value of our borrowing base properties, we had approximately $121.6 million in remaining capacity under our $430.0 million credit facility.